                                                                    EXHIBIT 12.1

                            POST PROPERTIES, INC.(1)

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                  THREE MONTHS
                                     ENDED
                                   MARCH 31,                   YEAR ENDED DECEMBER 31,
                                  ------------   ----------------------------------------------------
                                      1996        1995        1994        1993      1992       1991
                                  ------------   -------     -------     -------   -------   --------
                                                        (DOLLARS IN THOUSANDS)
Pre-tax income (loss) from
  continuing operations.........    $ 10,046     $29,988(2)  $23,530(2)  $ 2,632   $(9,201)  $(16,334)
Minority interest in the income
  of subsidiary with fixed
  charges.......................       2,386       8,429       6,951       1,935        --         --
                                  ------------   -------     -------     -------   -------   --------
                                      12,432      38,417      30,481       4,567    (9,201)   (16,334)
                                  ------------   -------     -------     -------   -------   --------
Fixed charges:
  Interest incurred and
     amortization of debt
     discount and premium on all
     indebtedness...............       6,381      29,714      24,014      36,824    44,998     47,454
  Rentals -- 33.34%(3)..........         122         678         637         574       461        459
                                  ------------   -------     -------     -------   -------   --------
          Total fixed charges...       6,503      30,392      24,651      37,398    45,459     47,913
                                  ------------   -------     -------     -------   -------   --------
Earnings before income taxes,
  minority interest and fixed
  charges.......................      18,935      68,809      55,132      41,965    36,258     31,579
Adjustment for capitalized
  interest......................      (1,115)     (5,653)     (3,427)       (666)     (776)    (1,460)
                                  ------------   -------     -------     -------   -------   --------
          Total earnings........    $ 17,820     $63,156     $51,705     $41,299   $35,482   $ 30,119
                                  ==========     =======     =======     =======   =======   ========
Ratio of Earnings to Fixed
  Charges.......................         2.7         2.1         2.1         1.1        (4)        (4)
                                  ==========     =======     =======     =======   =======   ========

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(1) The ratio of earnings to fixed charges is the same for Post Apartment Homes,
     L.P.
(2) Included in the pre-tax income from continuing operations for 1995 and 1994 was a non-recurring gain of $1,746 and $2,832, respectively, relating to the sale of real estate assets as disclosed in the Company's consolidated financial statements. If such sale had not occurred, the ratio of earnings to fixed charges would have been 2.0 for both 1995 and 1994.
(3) The interest factor of rental expense is calculated as one-third of rental expense which represents an appropriate interest factor.
(4) The Company's earnings did not cover fixed charges by $9,977 and $17,794 for 1992 and 1991, respectively.